NUMBER

SHARES



The Andina Group, Inc.

This Certifies that ______________________________ *is the*

registered holder of ______________________________ *Shares*

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed*

this ____________ *day* *of* ____________ *A.D. 20*___

______________________ ______________________

Burke Green, President

KING